Exhibit 99.2

Company	Wolseley PLC
TIDM	WOS
Headline	Director Shareholding
Released	16:32 08-Jun-05

RNS Number:3263N
Wolseley PLC
08 June 2005

The following share transactions over ordinary shares of 25 pence each in the capital of the Company have, today, taken place by executive directors:

(a) Wolseley Employees Savings Related Share Option Scheme 1981:

Wolseley plc confirms that following the maturity of their 3 year savings contracts, ordinary shares of 25p each in the capital of the Company have been allotted on 8 June 2005 to the under-noted directors as detailed below:

Director's name	Date of grant	No. of options exercised	Option price in pence

Mr C A Banks	18 April 2002	1,690	562.00
Mr S P Webster	18 April 2002	1,014	562.00

 (b) Wolseley Executive Share Option Scheme 1989 (the Scheme):

Wolseley plc confirms that Mr S P Webster, Group Finance Director, further increased his shareholding in the Company on 8 June 2005 by 7,321 ordinary shares. Mr Webster exercised the under-noted share options under the terms of the Scheme and subsequently sold 13,700 shares at a price of 1136p per share:

Director's Name	No. of options exercised	Exercise price per share (in pence)	Date of transactions

S P Webster	21,021	483.50p	08.06.2005

 As a result of the above transactions, Mr Webster now holds 38,205 ordinary shares and Mr Banks now holds 185,533 shares in the capital of the Company.

FURTHER INFORMATION:

Wolseley plc

Tel: 0118 929 8700
Guy Stainer – Head of Investor Relations
Mark White – Group Company Secretary and Counsel

This information is provided by RNS
The company news service from the London Stock Exchange

END